Exhibit 23. Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements of McDonald’s Corporation and the related prospectus of our reports dated February 22, 2005 with respect to the Consolidated financial statements of McDonald’s Corporation, McDonald’s Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of McDonald’s Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2004.

Commission File No.
FORM S-8	FORM S-3
33-09267	33-00001
33-24958	33-64873
33-49817	333-25899
33-50701	333-59145
33-58840	333-60170
333-03409	333-82920
333-65033	333-92212
333-36776	333-120453
333-36778
333-71656
333-121092
333-115770

Ernst & Young LLP

Chicago, Illinois

March 1, 2005

108    McDonald’s Corporation